FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated January 13, 2017

TRANSLATION
Autonomous City of Buenos Aires, January 13, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Acquisition of 50% of the stock of Petrofaro S.A. (previously ArPetrol Argentina S.A.)

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, please be advised that on January 12, 2017, YPF S.A. ("YPF") entered into an agreement with ENAP Sipetrol Argentina S.A. ("ENAP") for the acquisition of the 50% of the capital stock of Petrofaro S.A. (previously called ArPetrol Argentina S.A.). Petrofaro S.A. owns an exploitation concession in the Faro Vírgenes area, located in the Province of Santa Cruz, which has a gas treatment plant.

The transaction amount is US$5,357,864, including working capital, which may be reduced as part of the price adjustment procedure as provided in the share purchase agreement.

This acquisition, which includes the aforementioned gas treatment plant as the main asset, is part of the Magallanes Area Incremental Proyect ("PIAM", for its name in Spanish) developed by YPF and ENAP, which will allow an increase of the natural gas production from 2.4 million of m3/day to approximately 4 million of m3/day, and the oil production from 800 m3/day to approximately 1000 m3/day, all in the Magallanes Area.

Yours faithfully,

Diego Celáa
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: January 13, 2017	By:	/s/ Diego Celáa
	Name: Title:	Diego Celáa Market Relations Officer